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Sills Cummis Epstein & Gross
A PROFESSIONAL CORPORATION

The Legal Center
One Riverfront Plaza
Newark, New Jersey 07102-5400
Tel: 973-643-7000
Fax: 973-643-6500

Robert Crane Member of the Firm Direct Dial: (973) 643-5055 E-mail: mcrane@sillscummis.com	30 Rockefeller Plaza New York, NY 10112 Tel: 212-643-7000 Fax: 212-643-6550 August 10, 2005

VIA FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs Mark P. Shuman Perry Hindin Adam Halper
Re:
Computer Horizons Corp.
Amendment No. 1 to Preliminary Proxy Statement of Crescendo
Partners II L.P., Series R
Filed: August 8, 2005
File No.: 000-07282
Schedule 13D of Crescendo Partners II L.P., Series R
Filed: July 22, 2005

Dear Sirs and Madam:

        This letter sets forth additional comments of Computer Horizons Corp., a New York corporation (the "Company"), to Amendment No. 2 to the Preliminary Proxy Statement of Crescendo Partners II L.P., Series R and others (collectively, "Crescendo") filed with the Securities and Exchange Commission (the "Commission") on August 10, 2005 (the "Preliminary Proxy Statement") and the Schedule 13D filed by Crescendo with the Commission on July 22, 2005, as subsequently amended (the "Schedule 13D"). We have been authorized by the Company to provide the comments contained in this letter on behalf of the Company. Unless otherwise noted, references in the text of the comments herein to page numbers are to the version of the Preliminary Proxy Statement filed via EDGAR by Crescendo.

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  Page 5.    In the third paragraph, beginning with "We believe that Computer Horizons has significant intrinsic value", Crescendo refers to financial information from the Company's Form 10-Q for the first quarter of fiscal 2005. Given that the Company's Form 10-Q for the second quarter of fiscal 2005 was filed with the Commission prior to the filing of Amendment No. 2 to the Preliminary Proxy Statement, that paragraph should be revised to reflect more recent financial information.

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  Page 6.    Crescendo states that the current price of the Company's common stock, $3.57 per share, is a discount to the range of values provided by Citigroup Global

    Markets Inc.("Citigroup") in its presentation to the Company prior to the Merger. However, this statement is misleading because it does not disclose that the range of values provided by Citigroup in its presentation referred to the Company's common stock on a stand-alone basis after the Merger.

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  Page 7.    Crescendo makes a reference to footnote (1) in its statement "We believe that Chimes is attractive because it is one of the leaders in the Vendor Management Services ("VMS") industry, based on statements made by Computer Horizons management in an earnings conference call held on April 13, 2005 and a slide-show presentation (1) prepared by the Company dated March 2005." Footnote (1) reads in its entirety "The slide-show presentation was prepared by the Company and was made available on the Company's Web site. We believe on or around July 22, 2005, the Company removed the slide-show presentation from its Web site. To our knowledge, the Company issued no statement regarding the removal of the slide-show presentation from the Web site." This statement is false and misleading under Rule 14a-9 because (i) the conference call was to discuss the proposed merger with Analysts International Corporation (the "Merger") and not an earnings conference call; (ii) the slide show presentation was removed July 27, 2005 and (iii) Crescendo's statement omits to state that in the ordinary course of business, older investor presentations are routinely removed because more current financial information has become available. In fact, the Company removed the presentation because more current information concerning the Merger, i.e., the joint proxy/registration statement on Form S-4, was available.

        We hope this assists you in your evaluation process. Please do not hesitate to contact me if you have any questions.

Very truly yours,
/s/ ROBERT MAX CRANE Robert Max Crane
cc:
William J. Murphy
Michael C. Caulfield, Esq.

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Sills Cummis Epstein & Gross A PROFESSIONAL CORPORATION
The Legal Center One Riverfront Plaza Newark, New Jersey 07102-5400 Tel: 973-643-7000 Fax: 973-643-6500